05011849

SEC MAIL PROCESSING RECEIVED OCT 1 2005 WASH, D.C. 185 SECTION

SOLBEC
PHARMACEUTICALS LTD

SUPPL

SOLBEC ANNOUNCES GRANT OF AUSTRALIAN PATENT

Summary

- Australian Patent Office awards Solbec's Rhamnose Binding Protein patent
- Patent provides monopoly protection in Australia relating to:
  - the target Rhamnose Binding Protein receptor (RBP) of Solbec's lead compound Coramsine®;
  - methods of diagnosing cancer by detecting RBP levels; and
  - agonists and methods of treating and diagnosing cancer using RBP agonists

29 September 2005: Solbec Pharmaceuticals (ASX:SBP) advises that the Australian Patents Office has granted Solbec's key patent entitled: "Rhamnose Binding Protein" application number 2003202322. The term of the patent runs until 7 February 2023.

The Australian patent is based on the same inventive material as the US filing recently granted to Solbec (Solbec ASX Announcement: 15 August 2005). The invention relates to the Rhamnose Binding Protein receptor (RBP), which is over-expressed on mammalian cancer cells relative to non-cancer cells, essentially giving Coramsine® its selectivity towards cancer cells. Coramsine's ® unique mode of action "Oncotic Cell Death" utilises the RBP receptors to gain entry to the cancer cells and cause cell death through lysis (bursting).

The patent includes claims to isolate RBP, methods of diagnosing cancer by detecting RBP levels, RBP agonists (competitively bind to RBP receptor) including antibodies, and methods of treating and diagnosing cancer using RBP agonists.

PROCESSED
OCT 19 2005
THOMSON FINANCIAL

The status of the granted patent application (based on PCT/AU03/00135) in other important jurisdictions is outlined in the table below:

Country	Application number	Filing date	Status
Canada	2,475,066	7 Feb 2003	Pending – yet to be examined
China	03805513.9	7 Feb 2003	Pending – yet to be examined
Europe	03700718.4	7 Feb 2003	Pending – yet to be examined
India	1726/CHENP/2004	7 Feb 2003	Pending – yet to be examined
Japan	2003-566050	7 Feb 2003	Pending – yet to be examined

10/19

New Zealand	534485	7 Feb 2003	Pending – under examination
USA	10/359,873	7 Feb 2003	Granted
USA	11/071,770	3 Mar 2005	Pending – yet to be examined

The granting of this patent represents another valuable addition to the Company's Intellectual Property portfolio. Following the successful granting of both the US and now the Australian patent filings, Solbec is confident that patent protection will be secured in other jurisdictions where applications are currently pending.

In regard to the IP landscape surrounding Coramsine®, Solbec has exclusive access to two foundation patents owned by the original developer of Coramsine's® precursor compound BEC®; and five subsequent patent families have been filed and are owned by Solbec. Within these five patent families there are thirty four forty patents in total, with the granting of this latest patent there are now ten patents granted and twenty four patents pending worldwide.

Further information:

David Sparling Business Development Manager Tel: (08) 9446 7555 Mob: 0417 721 972 Email: david.sparling@solbec.com.au	Media: Justine Lamond Tel: (02) 9237 2800 Email: jlamond@bcg.com.au

About Solbec

Solbec Pharmaceuticals Ltd identifies naturally-occurring compounds with potential in the development of better therapies for debilitating conditions and life-threatening diseases. The company is currently progressing its key project, Coramsine®, through Phase I/IIA clinical trials for the treatment of advanced solid tumours, and as a topical treatment for psoriasis. The two proprietary ingredients of Coramsine® were isolated from the fruit of a weed known as the Devil's Apple (*Solanum linnaeanum*). They show activity against some cancers and cause potentially therapeutic changes to the immune system. In addition to human health, Coramsine® has potential application to animal health and diagnostics. Solbec's business strategy is to partner or out-license Coramsine® for the final stages of pre-commercial development and marketing.

www.solbec.com.au